SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: August 18, 2011
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707 and 333-169320.
Operating and Financial Review and Prospects
     The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2011 and 2010 of Navios Maritime Acquisition Corporation (referred to herein as “we”, “us” or “Navios Acquisition”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2010 Annual Report filed on Form 20-F with the Securities and Exchange Commission.
     This Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Acquisition’s current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tankers, fluctuation of charter rates, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission.
Recent Developments and History
Dividend Policy
          On August 12, 2011, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2011 of $0.05 per share of common stock payable on October 5, 2011 to stockholders of record as of September 22, 2011.
Credit Facility
          On July 8, 2011, we entered into a loan agreement with ABN AMRO Bank N.V of up to $55.1 million (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount drawn as of August 18, 2011 was $54.8 million. Each tranche of the facility is repayable in 12 quarterly instalments of $0.75 million each and 12 quarterly instalments of $0.575 million each with a final balloon payment of $11.6 million to be repaid on the last repayment date. The repayment of each tranche starts in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants.
Acquisition of Two MR2 Product Tankers
          On July 12, 2011, Navios Acquisition took delivery of the Bull, a 2009 — built MR2 product tanker vessel of 50,542 dwt. On July 18, 2011, Navios Acquisition took delivery of the Buddy, a 2009-built MR2 product tanker vessel of 50,470 dwt. Both vessels are employed under long-term charter-out contracts with a remaining term of approximately three years at $22,490 net per day for the first year and $21,503 net per day for the remaining charter-out period. The acquisition of each vessel was financed through $15.0 million of cash and $27.4 million of debt.
Exercise of Option to Acquire Two 75,000 dwt LR1 Newbuild Vessels
          On July 1, 2011, we exercised our options to acquire two 75,000 dwt LR1 newbuild vessels, currently under construction in a South Korean shipyard with scheduled deliveries in each of the fourth quarter of 2012 and the first quarter of 2013. The contract price of each of the newbuild vessels is $40.5 million.
Additional Mortgage Notes Issuance
          On May 26, 2011, Navios Acquisition and Navios Acquisition Finance (US) Inc., (“Navios Acquisition Finance”), its wholly owned finance subsidiary, completed the sale of $105.0 million of 8 5/8% first priority ship mortgage notes due 2017 (the “Additional Notes”) at 102.25% plus accrued interest from May 1, 2011. The Additional Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.

          The Additional Notes are identical to the $400.0 million of notes issued in October 2010 (the “Existing Notes”) and are secured by first priority ship mortgages on seven very large crude carrier (“VLCC”) vessels (including the VLCC that was delivered in June 2011) owned by certain subsidiary guarantors. The Additional Notes and Existing Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). A registration statement for the exchange of the Additional Notes was filed on July 28, 2011.
          The Additional Notes and the Existing Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. Since the Existing Notes have been registered under the Securities Act, the Additional Notes and the Existing Notes will have different CUSIP numbers. Following the consummation of the exchange offer for the Additional Notes, it is expected that the Additional Notes and the Existing Notes will have the same CUSIP number. The net proceeds of the offering of $105.4 million were used to partially finance the acquisition of the VLCC Shinyo Kieran delivered on June 8, 2011 and to repay the $80.0 million revolving credit facility with Marfin Egnatia Bank.
History and development of Navios Acquisition
          Navios Acquisition was formed as a “blank check” company on March 14, 2008 under the laws of the Republic of the Marshall Islands and has its offices located at 85 Akti Miaouli Street, Piraeus, Greece 185 38, and its telephone number is (011) +30-210-4595000. Our agent for service is Trust Company of the Marshall Islands, Inc., located at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960.
          On July 1, 2008, we consummated our IPO in which we sold 25,300,00 units, consisting of one common stock and one warrant, and raised gross proceeds of $253.0 million. Simultaneously with the closing of the IPO, Navios Maritime Holdings Inc. (“Navios Holdings”) purchased 7,600,000 warrants from us in a private placement (the “Private Placement Warrants”). The proceeds from this private placement of warrants were added to the proceeds of the IPO and placed in a trust account.
          On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, of which $128.7 million was to be paid from existing cash and the $329.0 million balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
          On May 28, 2010, Navios Acquisition consummated the acquisition of vessels, referred to herein as the Product and Chemical Tanker Acquisition, which constituted its initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the vessel acquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the 13 vessels and Navios Acquisition reimbursed Navios Holdings for vessel installments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76.5 million. The initial business combination was treated as an asset acquisition and the consideration paid and fair values of assets and liabilities assumed on May 28, 2010 (See note 3 of the condensed interim financial statements included herein).
          On August 27, 2010, Navios Acquisition completed the “Warrant Exercise Program” under which holders of its publicly traded and privately issued warrants had the opportunity to exercise their warrants on enhanced terms (see note 15 of the condensed interim financial statements included herein).
          On September 10, 2010, Navios Acquisition consummated the acquisition of seven very large crude carriers (the “VLCC Acquisition”) for an aggregate purchase price of $587.0 million, adjusted for net working capital acquired of $20.6 million. The purchase price was financed as follows: (a) $410.5 million of bank debt, assumed at closing, consisting of six credit facilities with a consortium of banks; (b) $134.3 million of cash paid at closing; (c) $11.0 million through the issuance of 1,894,918 Navios Acquisition shares of common stock (based on the closing trading price averaged over the 15 trading days immediately prior to closing on September 10, 2010) of which 1,378,122 shares of common stock were deposited to a one-year escrow to provide for indemnity or other claims; and (d) $51.4 million due to a shipyard in 2011 for the newbuilding that was delivered in June 2011. The VLCC Acquisition was accounted for as a business combination.
          On October 21, 2010, Navios Acquisition completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “Existing Notes”). The Existing Notes were secured by first priority ship mortgages on six VLCC vessels, aggregating approximately 1.8 million deadweight tons, owned by certain subsidiary guarantors. The Existing Notes were fully and unconditionally guaranteed on a joint and several bases by all of the Company’s subsidiaries with the exception of Navios Acquisition (a co-issuer of the ship mortgage notes).
Equity Transactions
          On September 17, 2010, Navios Acquisition issued 3,000 shares of Series A Convertible Preferred Stock to an independent third party holder in connection with the payment of certain consultant and advisory fees. The preferred stock issued to the consultant was recorded at fair value as an expense in our statement of income totalling $5.6 million.

          On October 29, 2010, Navios Acquisition issued 540 shares of Series B Convertible Preferred Stock (fair value $1.6 million) to the seller of two newbuild LR1 product tankers. The preferred stock contains a 2% per annum dividend payable quarterly starting on January 1, 2011, and mandatorily converts into shares of common stock at various dates in the future subject to the terms and conditions of such preferred stock. The holders of the shares of preferred stock also have the right to convert their shares to common stock subject to certain terms and conditions. The preferred stock does not have any voting rights.
          On November 19, 2010, the Company completed the public offering of 6,500,000 shares of common stock at $5.50 per share and raised gross proceeds of $35.8 million. The net proceeds of this offering, including the underwriting discount of $1.8 million and excluding offering costs of $0.6 million were approximately $34.0 million.
          Pursuant to an Exchange Agreement entered into March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of non-voting Series C Convertible Preferred Stock of Navios Acquisition.
          As of August 8, 2011, Navios Acquisition had outstanding: 40,718,757 shares of common stock, 3,000 shares of Series A Convertible Preferred Stock, 540 shares of Series B Convertible Preferred Stock issued in connection with the acquisition of the two new build LR1 product tankers, 1,000 shares of Series C Convertible Preferred Stock issued to Navios Holdings, 6,022,179 public warrants and 15,815 units.
Vessel Deliveries and Acquisitions
          On June 29, 2010, Navios Acquisition took delivery of the Colin Jacob, an LR1 product tanker, as part of the Product and Chemical Tanker Acquisition, for total cost of $43.7 million. Cash paid was $39.3 million and $4.4 million was transferred from vessel deposits.
          On July 2, 2010, Navios Acquisition took delivery of the Ariadne Jacob, an LR1 product tanker, as part of the Product and Chemical Tanker Acquisition, for total cost of $43.7 million. Cash paid was $39.3 million and $4.4 million was transferred from vessel deposits.
          On October 26, 2010, Navios Acquisition entered into an agreement for the acquisition of two new build LR1 product tankers scheduled to be delivered in the fourth quarter of 2011 from a South Korean shipyard. The acquisition price, including the issuance of mandatorily convertible preferred shares, was $87.0 million and was partially financed with a new credit facility of $52.2 million and cash of $29.4 million.
          On October 27, 2010, Navios Acquisition took delivery of the Nave Cosmos, a 25,130 dwt South Korean-built chemical tanker for a total cost of $31.8 million. Cash paid was $11.3 million and $20.5 million was transferred from vessel deposits.
          On January 27, 2011, Navios Acquisition took delivery of a 25,145 dwt chemical tanker, the Nave Polaris, from a South Korean shipyard, for a total cost of $31.8 million. Cash paid was $4.5 million and $27.3 million was transferred from vessel deposits.
          On June 8, 2011, Navios Acquisition took delivery of a 297,066 dwt VLCC, the Shinyo Kieran, from a Chinese shipyard, for a total cost of $118.9 million. Cash paid was $28.7 million and $90.1 million was transferred from vessel deposits.
          On July 12, 2011, Navios Acquisition took delivery of the Bull, a 2009 — built MR2 product tanker vessel of 50,542 dwt. The acquisition of the vessel was financed through $15.0 million of cash and $27.4 million of debt.
          On July 18, 2011 Navios Acquisition took delivery of the Buddy, a 2009-built MR2 product tanker vessel of 50,470 dwt. The acquisition of the vessel was financed through $15.0 million of cash and $27.4 million of debt.
Fleet
          “Core fleet” refers to tanker vessels, including the new buildings to be delivered. The current “core fleet” consists of 26 vessels totalling 3,169,858 dwt. The 13 vessels in operation aggregate approximately 2,369,858 dwt and have an average age of 6.2 years. Navios Acquisition has currently fixed 98.1%, 62.7% and 38.6% of its 2011, 2012 and 2013 available days, respectively, of its fleet, representing contracted revenues (net of commissions), based on the rates from current charter agreements of $123.4 million, $133.1 million and $125.2 million, respectively. Although these revenues are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these revenues would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet is $29,621, $32,503 and $34,318 for 2011, 2012 and 2013, respectively.

		Built/Delivery		Net Charter			Expiration
Vessels	Type	Date	DWT	Rate(1)		Profit Share	Date(2)
Owned Vessels
Colin Jacob	LR1 Product Tanker	2007	74,671	17,000		50/50 above $17,000	June 2013
Ariadne Jacob	LR1 Product Tanker	2007	74,671	17,000		50/50 above $17,000	July 2013
Nave Cosmos	Chemical Tanker	2010	25,130	11,213		60%/40%	February 2012
Nave Polaris	Chemical Tanker	2011	25,145	11,213		60%/40%	January 2012
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May 2014
Shinyo Navigator	VLCC	1996	300,549	42,705		None	December 2016
C. Dream	VLCC	2000	298,570	29,625	(3)	50% above $30,000	March 2019
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388	June 2025
						40% above 59,388
						50% above 69,388
Shinyo Kieran	VLCC	2011	297,066	48,153		35% above $54,388	June 2026
						40% above $59,388
						50% above $69,388
Buddy	MR2 Product Tanker	2009	50,470	22,490		None	October 2012
				21,503		None	October 2014
Bull	MR2 Product Tanker	2009	50,542	22,490		None	September 2012
				21,503		None	September 2014
Owned Vessels to be Delivered
TBN	LR1	Q4 2011	75,000
TBN	LR1	Q4 2011	75,000
TBN	LR1	Q3 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	MR2	Q1 2012	50,000
TBN	MR2	Q2 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q1 2013	75,000

(1)	Net time charter-out rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery of charterers.

(3)	Vessel sub chartered at $34,843/day until third quarter 2012.
Charter Policy and Industry Outlook
               Our core fleet consists of 26 vessels, of which seven VLCCs are chartered out for an average of 7.9 years, two LR1 vessels are chartered out for approximately two years at $17,000 net per day, two MR2 vessels are chartered out at $22,490 for the first year of the charter and at $21,503 for the remaining period, for an average of 3.1 years and the chemical tankers are chartered out for a period of approximately six months at $11,213 net per day. The remaining vessels being delivered in the period from October 2011 through 2013 have not yet been chartered out. We intend to deploy these open vessels to leading charterers in a mix of long, medium and short-term time charters. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates.
               We intend to grow our fleet using Navios Holdings’ global network of relationships and extensive experience in the marine transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young, high quality, modern, double-hulled vessels in the crude oil transportation, product and chemical tanker sectors. Vessel prices in these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the recent worldwide financial crisis and because of the depressed charter rates for crude carriers and tankers that have persisted since the fall of 2008. We believe the most attractive opportunity in the maritime industry is acquiring modern tonnage in the crude oil transportation, product and chemical tanker sectors and that are currently at cyclically low levels.

          We believe that developments in the marine transportation industry, particularly in the crude oil transportation, product tanker and chemical tanker sectors have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with committed available financing such as ours, to enter the crude oil transportation, product tanker and chemical tanker sectors during these times of historically low prices.
Factors Affecting Navios Acquisition’s Results of Operations
          We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:
•	the demand for seaborne transportation services;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.
          In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:
•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any dividend to our stockholders.

	Three month period ended		Six month period ended
	June 30,		June 30,
	2011	2010	2011	2010
FLEET DATA
Available days (1)	887	2	1,761	2
Operating days (2)	876	2	1,719	2
Fleet utilization (3)	98.8%	100%	97.6%	100%
Vessels operating at period end	11	1	11	1
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$29,322	17,000	$29,045	$17,000
Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(4)	Time Charter Equivalent: Time Charter Equivalent (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Voyage and Time Charter
          Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.
          Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.
          Consistent with industry practice, Navios Acquisition uses TCE rates, which are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period.
          The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.
          The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Acquisition’s owned fleet currently in the water, is 6.2 years. But as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.
          Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.
Period over Period Comparisons
The Three Month Period ended June 30, 2011 compared to the Three Month Period ended June 30, 2010
          The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2011 and 2010. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.
     Expressed in thousands of U.S. dollars

	For the Three	For the Three
	Months	Months
	Ended June	Ended June
	31, 2011	31, 2010
	(unaudited)	(unaudited)
Revenue	$26,017	$26
Time charter expenses	(963)	—
Management fees	(8,056)	(14)
General and administrative expenses	(889)	(203)
Share based compensation	—	(2,140)
Write-off of deferred finance costs	(935)	—
Depreciation and amortization	(8,297)	(4)
Interest income	417	238
Interest expenses and finance cost, net	(9,976)	(250)
Other income/ (expense), net	(517)	38

Net loss	$(3,199)	$(2,309)

EBITDA(1)	$14,656	$(2,293)
Adjusted EBITDA(1)	$15,591	$(153)

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measure. See “—Reconciliation of EBITDA to Net Cash from Operating Activities and Adjusted EBITDA “ for a description of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most comparable measure under US GAAP.
          For the three month period ended June 30, 2011, Navios Acquisition had 887 available days. There were two available days in the comparative period of 2010.
          Revenue: Revenue for the three month period ended June 30, 2011 was $26.0 million. Following the delivery of a VLCC tanker, the Shinyo Kieran, on June 8, 2011, Navios Acquisition had 887 available days and a TCE rate of $29,322. Revenue was adversely affected by the scheduled dry dock of one VLCC tanker. Revenue for the three month period ended June 30, 2010, was $0.03 million, as Navios Acquisition had two available days and one vessel in operation.
          Time charter expenses: Time charter expenses for the three month period ended June 30, 2011 were $1.0 million and $0 for the corresponding period in 2010. These expenses primarily related to broker fees and various voyage expenses.
          Management fees: Management fees for the three month period ended June 30, 2011 were $8.1 million. Pursuant to a management agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the closing of the vessels’ acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000, per owned VLCC vessel for the first two years. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the management agreement, Navios Acquisition will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined.
          General and administrative expenses: General and administrative expenses increased by $0.7 million from $0.2 million during the three month period ended June 30, 2010, to $0.9 million for the three month period ended June 30, 2011, due to a $0.3 million increase in administrative services charged by the Manager and $0.4 million increase in legal, audit and other professional services. Up to May 28, 2010, we occupied office space provided by the Manager. On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the three month period ended June 30, 2011, the Manager had charged us $0.3 million for administrative services.
          Share based compensation: On June 11, 2008, Navios Holdings transferred 290,000 sponsor units to our officers and directors. Each sponsor unit consisted of one warrant and one share of common stock and they vested upon the successful business combination. As such, on May 25, 2010, we recorded an expense of $2.1 million representing fair value of the units on that date with an equal increase in our Additional Paid in Capital.
          Write-off of deferred finance costs: In connection with the cancellation of certain committed credit in June 2011, the deferred finance costs in the amount of $0.9 million were written-off in the Statement of Income.
          Depreciation and amortization: Depreciation and amortization for the three months ended June 30, 2011 was $8.3 million compared to below $0.1 million for the same period in 2010. Of the $8.3 million, $7.4 million was related to vessel depreciation and $0.9 million was related to amortization of intangible assets and liabilities associated with the acquisition of the VLCC vessels.
          Interest income: Interest income increased by $0.2 million to $0.4 million for the three month period ended June 30, 2011 from $0.2 million for the three month period ended June 30, 2010.
          Interest expense and finance cost, net: Interest expense and finance cost, net amounted to $10.0 million for the three month period ended June 30, 2011, compared to $0.3 million for the same period in 2010. Interest expense and finance cost for the three month period ended June 30, 2011, related to $9.5 million of bond coupon expenses and the balance related to interest expense and finance costs in relation to our existing facilities. The weighted average balance outstanding of our loan facilities (excluding Existing Notes and Additional Notes) for the three month period ended June 30, 2011 was $305.6 million and the weighted average interest rate was 3.05%.
          Other income/ (expense) net: Other expense was $0.5 million for the three month period ended June 30, 2011 and was mainly related to provision for claims. Other income for the comparative period of 2010 was below $0.1 million.
For the Six Month Period ended June 30, 2011 compared to the Six Month Period ended June 30, 2010.
          The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2011 and 2010. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.

     Expressed in thousands of U.S. dollars

	For the Six	For the Six
	Months	Months
	Ended June	Ended June
	31, 2011	31, 2010
	(unaudited)	(unaudited)
Revenue	$51,147	$26
Time charter expenses	(1,390)	—
Management fees	(15,640)	(14)
General and administrative expenses	(1,915)	(546)
Share based compensation	—	(2,140)
Write-off of deferred finance costs	(935)	—
Depreciation and amortization	(16,341)	(4)
Interest income	897	269
Interest expenses and finance cost, net	(18,869)	(250)
Other income/ (expense), net	(559)	53

Net loss	$(3,605)	$(2,606)

EBITDA(1)	$30,708	$(2,621)
Adjusted EBITDA(1)	$31,643	$(481)

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measure. See “—Reconciliation of EBITDA to Net Cash from Operating Activities and Adjusted EBITDA “ for a description of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most comparable measure under US GAAP.
     For the six month period ended June 30, 2011, Navios Acquisition had 1,761 available days. There were two available days in the comparative period of 2010.
          Revenue: Revenue for the six month period ended June 30, 2011 was $51.1 million. Following the delivery of a VLCC tanker, the Shinyo Kieran, on June 8, 2011, Navios Acquisition had 1,761 available days and a TCE rate of $29,045. Revenue was adversely affected by the scheduled dry dock of one VLCC tanker. Revenue for the six month period ended June 30, 2010, was $0.03 million, as Navios Acquisition had two available days and one vessel in operation.
          Time charter expenses: Time charter expenses for the six month period ended June 30, 2011 were $1.4 million and $0 for the corresponding period in 2010. These expenses primarily related to broker fees and various voyage expenses.
          Management fees: Management fees for the six month period ended June 30, 2011 were $15.6 million. Pursuant to a management agreement dated May 28, 2010, the Manager provides for five years from the closing of the vessels’ acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000, per owned VLCC vessel for the first two years. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the management agreement, Navios Acquisition will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed for the first two years under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels.
          General and administrative expenses: General and administrative expenses increased by $1.4 million from $0.5 million during the six month period ended June 30, 2010, to $1.9 million for the six month period ended June 30, 2011, due to a $0.6 million in administrative services charged by the Manager and a $0.8 million increase in legal, audit and other professional services. Up to May 28, 2010, we occupied office space provided by the Manager. On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the six month period ended June 30, 2011, the Manager had charged us $0.7 million for administrative services.
          Share based compensation: On June 11, 2008, Navios Holdings transferred 290,000 sponsor units to our officers and directors. Each sponsor unit consisted of one warrant and one share of common stock and they vested upon the successful business combination. As such, on May 25, 2010, we recorded an expense of $2.1 million representing fair value of the units on that date with an equal increase in our Additional Paid in Capital.
          Write-off of deferred finance costs: In connection with the cancellation of certain committed credit in June  2011, the deferred finance fees in the amount of $0.9 million were written-off in the Statement of Income.

          Depreciation and amortization: Depreciation and amortization for the six months ended June 30, 2011 was $16.3 million compared to below $0.1 million for the same period in 2010. Of the $16.3 million, $14.5 million was related to vessel depreciation and $1.8 million was related to amortization of intangible assets and liabilities associated with the acquisition of the VLCC vessels.
          Interest income: Interest income increased by $0.6 million to $0.9 million for the six month period ended June 30, 2011 from $0.3 million for the six month period ended June 30, 2010.
          Interest expense and finance cost, net: Interest expense and finance cost, net amounted to $18.9 million for the six month period ended June 30, 2011, compared to $0.3 million for the same period in 2010. Interest expense and finance cost for the six month period ended June, 2011, related to $18.1 million of bond coupon expenses and the balance related to interest expense and finance costs in relation to our existing facilities. The weighted average balance outstanding of our loan facilities (excluding Existing Notes and Additional Notes) for the six month period ended June 30, 2011, was $314.9 million and the weighted average interest rate was 3.07%.
          Other income/ (expense) net: Other expense was $0.5 million for six month period ended June 30, 2011 and was mainly related to claims provisions. Other income for the comparative period of 2010 was below $0.1 million.
Liquidity and Capital Resources
          Our initial liquidity needs were primarily met through our initial public offering and private placement which generated gross proceeds of $260.6 million. Our ongoing liquidity needs are met through issuance of equity, new debt and bonds.
          On May 28, 2010, we consummated the vessel acquisition of 13 vessels, which constituted our initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the vessel acquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, we disbursed an aggregate of $8.9 million from the trust account to the underwriters of our initial public offering for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38.8 million and other associated payments, the balance of the trust account of $66.1 million was released to us and we commenced operations as an operating company. As an operating company, Navios Acquisition will finance its capital requirements with cash flows from operations, equity and debt contributions from stockholders and bank loans.
          On August 27, 2010, we completed a warrant exercise program under which holders of our publicly traded and privately issued warrants had the opportunity to exercise their warrants on enhanced terms. As a result of the warrant exercise program and subsequent warrant exercises, gross proceeds of $78.3 million were raised.
          On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition for an aggregate purchase price of $587.0 million. The VLCC Acquisition was financed as follows: (a) $410.5 million of assumed bank debt, consisting of six credit facilities with a consortium of banks; (b) $134.3 million of cash paid at closing; (c) $11.0 million through the issuance of 1,894,918 shares of common stock at closing of which 1,378,122 were deposited in a one-year escrow account to provide for indemnity or other claims; and (d) $51.4 million due to a shipyard in 2011 for the newbuilding delivered in June 2011.
          In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012 and was subsequently partially repaid following the issuance of the Existing Notes in October 2010. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million.
          On October 21, 2010, Navios Acquisition and Navios Acquisition Finance, its wholly owned finance subsidiary, completed the sale of $400.0 million of the Existing Notes. Upon issuance, the Existing Notes were secured by first priority ship mortgages on six VLCC vessels aggregating approximately 1.8 million deadweight tons owned by certain subsidiary guarantors. The Additional Notes and the Existing Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). Following the issuance of the Existing Notes and net proceeds raised of $388.9 million, the securities on six VLCC vessels under their loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343.8 million, and $27.6 million was used to partially repay the $40.0 million Navios Holdings’ credit facility.
          On May 26, 2011, Navios Acquisition and Navios Acquisition Finance, completed the sale of $105.0 million of the Additional Notes. The Additional Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.
          The Additional Notes are identical to the Existing Notes and are secured by first priority ship mortgages on seven VLCC vessels (including the new building VLCC, Shinyo Kieran that was delivered in June 2011) owned by certain subsidiary guarantors. The Additional Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance. A registration statement for the Additional Notes was filed on July 28, 2011.

          The Additional Notes and the Existing Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. Since the Existing Notes have been registered under the Securities Act, the Additional Notes and the Existing Notes will have different CUSIP numbers. Following the consummation of the exchange offer for the Additional Notes, it is expected that the Additional Notes and the Existing Notes will have the same CUSIP number. The net proceeds of the offering of $105.4 million were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80.0 million revolving credit facility with Marfin Egnatia Bank.
Cash Flow
Six Month Period ended June 30, 2011 compared to the six Month Period ended June 30, 2010
The following table presents cash flow information for the three month periods ended June 30, 2011 and June 30, 2010.

	Six	Six
	Month	Month
	Period	Period
	Ended	Ended
	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$22,191	$2,588
Net cash (used in)/provided by investing activities	(61,556)	133,685
Net cash provided by/(used in) financing activities	18,556	(84,412)

Net (decrease)/increase in cash and cash equivalents	(20,809)	51,861
Cash and Cash Equivalent, beginning of the period	61,360	87

Cash and Cash Equivalent, end of period	$40,551	$51,948

Cash provided by operating activities for the six month period ended June 30, 2011 as compared to the six month period ended June 30, 2010.
          Net cash provided by operating activities increased by $19.6 million to $22.2 million for the six month period ended June 30, 2011 as compared to $2.6 million for the six month period ended June 30, 2010. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items including depreciation and amortization.
          Net loss for the six month period ended June 30, 2011 was $3.6 million as compared to $2.7 million for the six month period ended June 30, 2010. The cumulative effect of the adjustments to reconcile net loss to net cash provided by operating activities was a $18.1 million increase for the six month period ended June 30, 2011, which consisted of $16.3 million relating to depreciation and amortization, $0.9 million relating to amortization of finance costs and $0.9 million relating to write-off of deferred finance costs.
          Prepaid expenses as of June 30, 2011 were $0.3 million and as of December 31, 2010 were $0.4 million. The $0.1 million decrease was attributable to the decrease in prepaid insurances.
          Capitalized dry dock costs incurred in the six moth period ended June 30, 2011 was $2.2 million and related to the dry dock and special survey costs incurred for two of the VLCC tanker vessels of the fleet.
          Accrued expenses increased by $3.7 million from $9.2 million at December 31, 2010 to $12.9 million at June 30, 2011. The primary reasons for the increase were: (a) a $3.0 million increase in accrued voyage expenses; and (b) a $0.9 million increase in accrued loan interest and bond coupon expenses, partially offset by a $0.2 million decreased in accrued general and administrative expenses.
          Amounts due to related parties increased by $10.0 million from $6.1 million at December 31, 2010 to $16.1 million at June 30, 2011, as a result of: (a) a $4.6 million increase in accrued management fees; and (b) a $5.4 million increase in accrued administrative expenses and other payables due to affiliated companies.
          Accounts receivable increased by $0.7 million from $4.5 million at December 31, 2010 to $5.2 million at June 30, 2011 due to an increase in amounts due from charterers.
          Deferred revenue decreased by $0.3 million from $2.8 million at December 31, 2010 to $2.5 million at June 30, 2011, due to a decrease in prepaid charter hires.
          Accounts payable decreased to $0.6 million at June 30, 2011 from $3.5 million at December 31, 2010. The decrease resulted from a $2.4 million decrease in professional and legal fees payable and a $0.6 million decrease in creditors’ payable, which was partially offset by a $0.1 million increase in brokers payable.
Cash (used in) / provided by investing activities for the six month period ended June 30, 2011 as compared to the six month period ended June 30, 2010.
     Net cash used in investing activities was $61.5 million outflow at June 30, 2011 as compared to $133.7 million inflow for the same period in 2010.

          Net cash used in investing activities increased as a result of the $33.3 million paid for the delivery of the Shinyo Kieran on June 8, 2011 and a $29.0 million increase in deposits for vessel acquisitions. This increase was partially offset by a $0.8 million decrease in restricted cash.
          Net cash provided by investing activities for the six month period ended June 30, 2010 was the result of the release of $251.5 million from the trust account. Pursuant to the Acquisition Agreement dated April 8, 2010, and approval by Navios Acquisition stockholders on May 25, 2010, Navios Acquisition acquired 13 vessels (11 product tankers and two chemical tankers), plus options to purchase two additional product tankers, by purchasing the stock of the Navios Holdings subsidiary holding directly or indirectly the rights to the shipbuilding contracts or the memoranda of agreement for the vessels. This increase was partially offset by: (a) $76.4 million refund to Navios Holdings, which made the first equity installment payment on the vessels; (b) $39.3 million for the acquisition of the vessel Colin Jacob, which was delivered to us on June 29, 2010; and (c) $2.1 million paid as a deposit for the acquisition of the vessel Ariadne Jacob.
Cash provided by/ (used in) financing activities for the six month period ended June 30, 2011 as compared to the six month period ended June 30, 2010.
          Net cash provided by financing activities for the six month period ended June 30, 2011 was $18.6 million. For the same period in 2010, $84.4 million cash was used in financing activities.
          Net cash provided by financing activities resulted from $112.6 million from loan proceeds net of deferred finance fees, partially offset by: (a) $82.5 repayment of loan; (b) $6.0 million repayment of loan to affiliate; (c) $4.9 million payment of dividends; and (d) $0.6 million increase in restricted cash.
          Net cash used in financing activities for the six month period ended June 30, 2010 was $84.4 million. On May 28, 2010, we consummated the vessel acquisition, which constituted our initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the vessel acquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, we disbursed an aggregate of $8.9 million from the trust account to the underwriters of our initial public offering for deferred costs. The above were offset by $23.8 million increase in cash from loan proceeds, net of deferred finance costs.
Reconciliation of EBITDA to Net Cash from Operating Activities

	Three Month	Three Month	Six Month	Six Month
	Period	Period	Period	Period
	Ended	Ended	Ended	Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$3,442	2,966	$22,191	2,588
Net (decrease)/ increase in operating assets	3,774	(13)	684	9
Net (increase)/decrease in operating liabilities	(2,920)	(3,118)	(10,559)	(3,059)
Net interest cost	9,559	12	17,972	(19)
Share based compensation	—	(2,140)	—	(2,140)
Deferred finance costs	(485)	—	(866)	—
Capitalized Dry dock costs	2,221	—	2,221	—
Write-off of deferred finance costs	(935)	—	(935)	—
EBITDA	$14,656	(2,293)	$30,708	$(2,621)
Write-off of deferred finance costs	935	—	935	—
Share based compensation	—	2,140	—	2,140
Adjusted EBITDA	$15,591	(153)	$31,643	$(481)
EBITDA
          EBITDA represents net loss plus interest and finance costs plus depreciation and amortization and income taxes. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
          Management believes EBITDA provides additional information with respect to Navios Acquisition’s ability to satisfy its obligations including debt service, capital expenditures and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Adjusted EBITDA
          Adjusted EBITDA for the three and six month period ended June 30, 2011, represents EBITDA plus the write-off of the deferred finance costs that was incurred in connection with the cancellation of committed credit.
          Adjusted EBITDA for the three and six month period ended June 30, 2010, exclude $2.1 million share based compensation.
          Management believes that Adjusted EBITDA is useful in evaluating Navios Acquisitions’ performance and liquidity position because the calculation of Adjusted EBITDA generally eliminates the accounting effect of one-off items.
          Adjusted EBITDA for the three month period ended June 30, 2011 was $15.6 million as result of $26.0 million of revenue from vessel operations which was partially offset by: (a) $8.1 million of management fees; (b) $1.0 million of time charter expenses; (c) $0.9 million of general and administrative expenses; and (d) $0.5 million of other expenses. Adjusted EBITDA for the three month period ended June 30, 2010 was a loss of $0.2 million as result of $0.2 million of general and administrative expenses.
          Adjusted EBITDA for the six month period ended June 30, 2011 was $31.6 million as result of $51.1 million of revenue from vessel operations which was partially offset by: (a) $15.6 million of management fees;, (b) $1.4 million of time charter expenses; (c) $1.9 million of general and administrative expenses; and (d) $0.6 million of other expenses. Adjusted EBITDA for the six month period ended June 30, 2010 was a loss of $0.5 million as result of $0.5 million of general and administrative expenses.
Long-Term Debt Obligations and Credit Arrangements
8 5/8% First Priority Ship Mortgage Notes
          On October 21, 2010, Navios Acquisition and Navios Acquisition Finance, completed the sale of the $400.0 million of Existing Notes. The Existing Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. The Existing Notes are secured by first priority ship mortgages on six VLCC vessels aggregating approximately 1.8 million dwt owned by certain subsidiary guarantors. Following the issuance of the Existing Notes and net proceeds raised of $388.9 million, the securities on six VLCC under their loan facilities were fully released in connection with the full repayment of the facilities totalling $343.8 million, $27.6 million was used to partially repay the $40.0 million Navios Holdings’ credit facility and the remaining proceeds were used for working capital purposes.
          The Existing Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance. All subsidiaries are 100% owned. The Company does not have any independent assets or operations.
          The Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. In addition, we filed a registration statement for the Existing Notes which became effective on January 31, 2011. On February 2, 2011, we commenced the exchange offer which terminated on March 2, 2011. As a result of such exchange offer, 100% of the outstanding Existing Notes were exchanged.
          On May 26, 2011, Navios Acquisition and Navios Acquisition Finance, completed the sale of the $105.0 million of Additional Notes. The Additional Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.
          The Additional Notes are identical to the $400.0 million of Existing Notes and are secured by first priority ship mortgages on seven VLCC (including a newbuild VLCC, the Shinyo Kieran, that delivered in June 2011) owned by certain subsidiary guarantors. The Additional Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance. A registration statement for the Additional Notes was filed on July 28, 2011.
          The Additional Notes and the Existing Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. Since the Existing Notes have been registered under the Securities Act, the Additional Notes and the Existing Notes will have different CUSIP numbers. Following the consummation of the exchange offer for the Additional Notes, it is expected that the Additional Notes and the Existing Notes will have the same CUSIP number. The net proceeds of the offering of $105.4 million were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80.0 million revolving credit facility with Marfin Egnatia Bank.

Credit Facilities
     Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of its initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2011, the outstanding amount under this facility was $110.0 million.
     BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) to partially finance the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2011, $36.2 million was drawn under this facility.
     DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $0.45 million each with a final balloon payment of $15.2 million to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2011, the outstanding amount under this facility was $48.4 million.
     Marfin Egnatia Bank: In September 2010, Navios Acquisition (through four subsidiaries) entered into an $80.0 million revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loan is secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 bps. The loan was fully repaid on June 8, 2011 through the net proceeds form the issuance of the Additional Notes.
     EFG Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52.2 million (divided into two tranches of $26.1 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.35 million, each with a final balloon payment of $15.1 million, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) 275 bps, thereafter. The loan also requires compliance with certain financial covenants. The outstanding amount under this facility as of June 30, 2011 was $27.6 million.
     EFG Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.35 million each with a final balloon payment of $15.0 million, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2011, $13.0 million was drawn ($6.5 million from each of the two tranches).
     The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the Notes in October 2010, the Company prepaid $27.6 million of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of June 30, 2011, the outstanding amount under this facility was $6.4 million and interest accrued under this facility of $0.02 million, is included under amounts due to related parties.
     ABN AMRO BANK N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55.1 million (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount drawn as of August 18, 2011 was $54.8 million. Each tranche of the facility is repayable in 12 quarterly instalments of $0.75 million each and 12 quarterly instalments of $0.575 million each with a final balloon payment of $11.6 million to be repaid on the last repayment date. The repayment of each tranche starts in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants.
As of June 30, 2011, the Company was in compliance with its covenants.

Off-Balance Sheet Arrangements
     Navios Acquisition has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Contractual Obligations:

		Payments due by period
	Less than			More than
(In thousands of U.S. dollars)	1 year	1-3 years	3-5 years	5 years	Total
Long term debt obligations(1)	$6,586	$13,172	$43,655	$676,736	$740,149
Loans due to related parties (2)	$6,391	$—	—	—	6,391
Vessel deposits (3)	$220,808	58,629	—	—	279,437

Total contractual obligations	$233,785	$71,801	$43,655	$676,736	$1,025,977

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.50% to 3.25% per annum or the $505.0 million Notes which have a fixed rate of 8 5/8%.

(2)	The amount relates to the credit facility with Navios Holdings. The amount identified does not include interest costs associated with the outstanding credit facility which is based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 3.00% per annum.

(3)	Future remaining contractual deposits for the Navios Acquisition tanker vessels to be delivered on various dates through March 2013.
Capital Expenditures
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, of which $128.7 million was to be from existing cash and the balance of $329.0 million from debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation. The delivery of the acquired vessels is expected at various times through the end of 2012.
     On June 29, 2010, Navios Acquisition took delivery of the Colin Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43.7 million, cash paid was $39.3 million and $4.4 million was transferred from vessel deposits.
     On July 2, 2010, Navios Acquisition took delivery of the Ariadne Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43.7 million, cash paid was $39.3 million and $4.4 million was transferred from vessel deposits.
     On September 10, 2010, Navios Acquisition took delivery of seven VLCC vessels, six of which are currently operating and one will be delivered in June 2011. Total fair value attributed to the six currently operating vessels was $419.5 million (see note 4).
     On October 27, 2010, Navios Acquisition took delivery of the Nave Cosmos, a 25,130 dwt South Korean-built chemical tanker, for a total cost of $31.8 million. Cash paid was $11.3 million and $20.5 million was transferred from vessel deposits.
     On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 25,145 dwt South Korean —built chemical tanker, for a total cost of $31.8 million. Cash paid was $4.5 million and $27.3 million was transferred from vessel deposits.
     On June 8, 2011, Navios Acquisition took delivery of the Shinyo Kieran, a 297,066 dwt VLCC tanker, for a total cost of $118.9 million. Cash paid was $28.7 million and $90.1 million was transferred from vessel deposits.
     Total consideration of the remaining vessels to be delivered, as of June 30, 2011, was approximately $360.4 million. As of June 30, 2011, Navios Acquisition had paid $208.9 million in total installments, which has been included in the financial statements in “Deposits for vessel acquisitions.”
Related Party Transactions
     On July 1, 2008, we closed our initial public offering of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to us of $253.0 million. Simultaneously with the closing of the initial public offering, we consummated a private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings. The initial public offering and the private placement generated gross proceeds to us in an aggregate amount of $260.6 million. As of June 30, 2011, all of the 7,600,000 privately placed warrants had been exercised for cash into shares of common stock.
     On January 12, 2010, Navios Acquisition announced the appointment of Leonidas Korres as its Senior Vice President —

Business Development. Pursuant to an agreement between Navios Acquisition and Navios Holdings, the compensation of Mr. Korres up to the amount of €65,000 was paid by Navios Holdings. Compensation was reimbursed on November 10, 2010.
     Through May 28, 2010, we agreed to pay Navios Holdings $10,000 per month for office space, as well as certain office and secretarial services.
General and administrative expenses: On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the six month period ended June 30, 2011, Navios Holdings has charged us $0.7 million for administrative services.
Management fees: Pursuant to a Management Agreement dated May 28, 2010, for five years from the closing of the vessel acquisition, a subsidiary of Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed under this agreement for up to $0.3 million per MR2 Product tanker, chemical tanker and LR1 product tanker vessels and will be reimbursed at cost for VLCC vessels. Total management fees for each of the six month periods ended June 30, 2011 and 2010 amounted to $15.6 million and $0.1, respectively.
Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer, which provides for, will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the Notes in October 2010, the Company prepaid $27.6 million of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of June 30, 2011, the outstanding amount under this facility was $6.4 million and interest accrued under this facility of $0.01 million, was included under amounts due to related parties.
Exchange Agreement: Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of non-voting Series C Convertible Preferred Stock of Navios Acquisition.
Quantitative and Qualitative Disclosures about Market Risks
Foreign Exchange Risk
     Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income.
Interest Rate Risk
     As of June 30, 2011, Navios Acquisition had a total of $735.9 million in long-term liabilities. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month period ended June 30, 2011, we paid interest on our outstanding debt at a weighted average interest rate of 3.07% excluding the Existing Notes and Additional Notes. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2011 by $1.9 million.

Concentration of Credit Risk
     Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the six month period ended June 30, 2011, we had six charter counterparties, the most significant of which were DOSCO, Formosa Petrochemical Corporation, Blue Light Chartering Inc. and Jacob Tank Chartering GMBH & Co. KG, and which counterparties accounted for approximately 46.9%, 10.2%, 13.6% and 11.7%, respectively, of our total revenue.
Inflation
     Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.
Critical Accounting Policies
     Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Acquisition has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Acquisition’s significant accounting policies, see Note 2 to the Consolidated Financial Statements, included in Navios Acquisition’s 2010 annual report on Form 20-F filed with the Securities and Exchange Commission.
     Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
     Vessels, Net: Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses and interest costs while under construction. Vessels acquired in an asset acquisition are recorded at cost to acquire, and vessels acquired in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. The Company estimates the residual values of its tanker vessels based on a scrap value of $285 per lightweight ton, as it believes this level is common in the shipping industry. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
     Impairment of Long Lived Assets: Vessels, and certain identifiable intangibles held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.
     For the six month period ended June 30, 2011, management of Navios Acquisition, after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, has no reason to suspect that a long-lived asset may not be recoverable and therefore did not test for impairment of its long-lived assets.
     Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.
     Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from time charter of vessels. Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the charter periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
     Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.
     Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.
     Goodwill: As required by the accounting guidance, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized.
     Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if the carrying amount exceeds the estimated implied fair value.
     The Company will evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.
     If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.
     Navios Acquisition has one reporting unit. No impairment loss was recognized for any of the periods presented.
     Intangibles other than goodwill: Navios Acquisition’s intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms and vessel purchase options. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.
     The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. If the purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of June 30, 2011, there was no impairment of intangible assets.
     Deferred Drydock and Special Survey Costs: Navios Acquisition’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold.
Recent Accounting Pronouncements
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (the “FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Acquisition beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have a significant impact on Navios Acquisition’s consolidated financial statements.

Supplementary Pro Forma Information for Business Combinations
     In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Navios Acquisition adopted these new requirements in fiscal 2011 and the adoption did not have a significant impact on Navios Acquisition’s consolidated financial statements.
Presentation of Comprehensive Income
     In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2011 (UNAUDITED) AND DECEMBER 31, 2010	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2010	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2010	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2010	F-6
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-7

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars — except share data)

		June 30,	December 31,
	Notes	2011	2010
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	5	$40,551	$61,360
Restricted cash	5	24,556	15,012
Accounts receivable, net		5,204	4,479
Prepaid expenses and other current assets		321	351

Total current assets		70,632	81,202

Vessels, net	6	665,739	529,659
Deposits for vessels acquisitions	6	208,854	296,690
Deferred Finance costs, net		18,834	18,178
Goodwill	8	1,579	1,579
Intangible assets — other than goodwill	7	56,874	58,992
Restricted cash long term portion	5	9,079	18,787
Deferred dry docking cost		2,221	—

Total non-current assets		963,180	923,885

Total assets		$1,033,812	$1,005,087

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$591	$3,454
Dividend payable	9	2,421	2,421
Accrued expenses	10	12,846	9,219
Due to related parties	13	16,127	6,080
Loans due to related party	13	6,391	—
Deferred revenue		2,513	2,765
Current portion of long term debt		6,586	5,086

Total current liabilities		47,475	29,025

Long-term debt, net of current portion	11	735,838	704,332
Loans due to related party	13	—	12,391
Unfavorable lease terms	7	5,270	5,611

Total non-current liabilities		741,108	722,334

Total liabilities		788,583	751,359

Commitments and contingencies	14	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized (1,000,000 as of December 31, 2010); 4,540 and 3,540 issued and outstanding as of June 30, 2011 and December 31, 2010, respectively	15	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized (100,000,000 as of December 31, 2010); 40,734,572 and 48,410,572 issued and outstanding as of June 30, 2011 and December 31, 2010, respectively	15	4	5
Additional paid-in capital	15	261,976	266,870
Accumulated Deficit		(16,751)	(13,147)

Total stockholders’ equity		245,229	253,728

Total liabilities and stockholders’ equity		$1,033,812	$1,005,087

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars—except share and per share data)

		For the Three	For the Three	For the Six	For the Six
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		June	June	June	June
		30, 2011	30, 2010	30, 2011	30, 2010
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		$26,017	$26	$51,147	$26
Time charter expenses		(963)	—	(1,390)	—
Management fees	13	(8,056)	(14)	(15,640)	(14)
General and administrative expenses		(889)	(203)	(1,915)	(546)
Share based compensation		—	(2,140)	—	(2,140)
Write-off of deferred finance costs		(935)	—	(935)	—
Depreciation and amortization	6,7	(8,297)	(4)	(16,341)	(4)
Interest income		417	238	897	269
Interest expenses and finance cost, net	11	(9,976)	(250)	(18,869)	(250)
Other income/(expense), net		(517)	38	(559)	53

Net loss		$(3,199)	$(2,309)	$(3,605)	$(2,606)

Net loss attributable to common shareholders	17	(2,700)	(2,309)	(3,132)	(2,606)

Net loss per share, basic		$(0.07)	$(0.08)	$(0.07)	$(0.09)

Weighted average number of shares, basic		39,356,450	27,880,741	43,130,837	29,742,527

Net loss per share, diluted		$(0.07)	$(0.08)	$(0.07)	$(0.09)

Weighted average number of shares, diluted		39,356,450	27,880,741	43,130,837	29,742,527

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		For the Six	For the Six
		Months	Months
		Ended	Ended
		June 30, 2011	June 30, 2010
	Notes	(unaudited)	(unaudited)
Operating Activities
Net loss		$(3,605)	$(2,606)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation and amortization	6,7	16,341	4
Amortization of deferred finance costs		866	—
Write-off of deferred finance costs		935
Share based compensation		—	2,140
Changes in operating assets and liabilities:
Decrease in prepaid expenses		30	53
Increase in accounts receivable		(725)	(62)
Decrease in restricted cash		11	—
(Decrease) / increase in accounts payable		(2,863)	344
Increase in accrued expenses		3,627	2,627
Increase in capitalized dry docking expense		(2,221)	—
Increase in due to related parties	13	10,047	88
Decrease in deferred revenue		(252)	—

Net cash provided by operating activities		$22,191	$2,588

Investing Activities
Cash paid for net assets acquired net of cash assumed		—	(76,428)
Acquisition of vessels	6	(33,258)	(39,308)
Deposits for vessel acquisition	6	(29,076)	(2,072)
Restricted cash		778	—
Release from trust account		—	251,493

Net cash (used in)/ provided by investing activities		$(61,556)	$133,685

Financing Activities
Loan proceeds, net of deferred finance costs and net of premium	11	112,619	23,755
Deferred underwriter’s fee		—	(8,855)
Loan repayment to related party	13	(6,000)	(99,312)
Loan repayments	11	(82,543)	—
Dividend paid	9	(4,895)	—
Restricted cash		(625)	—

Net cash provided by/(used in) financing activities		$18,556	$(84,412)

Net (decrease)/increase in cash and cash equivalents		(20,809)	51,861
Cash and cash equivalents, beginning of year		61,360	87

Cash and cash equivalents, end of period		$40,551	$51,948

	For the six month period	For the six month period
	ended	ended
	June 30, 2011.	June 30, 2010.
Supplemental disclosures of cash flow information
Cash interest paid	$23,935	$—
Non-cash financing activities
Non-cash capitalized interest in vessels under construction	$5,956	$—
Dividend payable	$2,421	$—
Deferred underwriter’s fee	$—	$8,855
See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except share data)

	Preferred Stock		Common Stock			(Accumulated
	Number of		Number of		Additional	deficit)/	Total
	Preferred		Common		Paid-in	Retained	Stockholders’
	Shares	Amount	Units/Shares	Amount	Capital	earnings	Equity
Balance, December 31, 2009	—	—	31,625,000	$3	$141,588	$399	$141,990
Common stock redeemed	—	—	(10,021,399)	(1)	—	—	(1)
Common stock not redeemed	—	—	—	—	978	—	978
Directors compensation (290,000 units)	—	—	—	—	2,140	—	2,140
Net loss	—	—	—	—	—	(2,606)	(2,606)

Balance, June 30, 2010	—	—	21,603,601	$2	$144,706	$(2,207)	$142,501

Balance, December 31, 2010	3,540	$—	48,410,572	$5	$266,870	$(13,147)	$253,728
Common stock exchanged for 1,000 Series C Preferred Shares (see Note 15)	1,000	—	(7,676,000)	(1)	1	—	—
Dividend declared	—	—	—	—	(4,895)	—	(4,895)
Net loss	—	—	—	—	—	(3,604)	(3,604)

Balance, June 30, 2011	4,540	—	40,734,572	$4	$261,976	$(16,751)	$245,229

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)
NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
     Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by the Navios Tankers Management Inc., a subsidiary of Navios Holdings (the “Manager”) from its head offices in Piraeus, Greece.
     Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. We were formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchases or other similar business combination one or more assets or operating business in the marine transportation and logistic industries. On July 1, 2008, Navios Acquisition completed its initial public offering, or its IPO. In the offering, Navios Acquisition sold 25,300,000 units, consisting of one common stock and one warrant for an aggregate purchase price of $253,000. Simultaneously with the closing of the IPO, Navios Maritime Holdings Inc. (“Navios Holdings”) purchased 7,600,000 warrants from us in a private placement (the “Private Placement Warrants”). The proceeds from this private placement of warrants were added to the proceeds of the IPO and placed in a trust account.
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of: (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $128,659 was to be paid from existing cash and the $329,000 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings; and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted its initial business combination (see note 3). In connection with the stockholder vote to approve the business combination, holders of 10,021,399 shares of common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312, which amount was disbursed from the Company’s investments held in trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8,855 from the trust account to the underwriters of its IPO for deferred fees. After disbursement of approximately $76,485 to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38,763 and other associated payments, the balance of the trust account of $66,118 was released to Navios Acquisition for general operating expenses. Following such transaction, Navios Acquisition commenced its operations as an operating company and was controlled by Navios Holdings.
     On September 10, 2010, Navios Acquisition consummated the acquisition (the “VLCC Acquisition”) of a fleet of seven very large crude carrier (“VLCC”) vessels for an aggregate purchase price of $587,000, adjusted for net working capital acquired of $20,561 (see note 4). The purchase price was financed as follows: (a) $410,451 of bank debt, assumed at closing, consisting of six credit facilities with a consortium of banks; (b) $134,270 of cash paid at closing; (c) $11,000 through the issuance of 1,894,918 Navios Acquisition shares of common stock (based on the closing trading price averaged over the 15 trading days immediately prior to closing on September 10, 2010) of which 1,378,122 shares of common stock were deposited to a one-year escrow to provide for indemnity or other claims. The 1,894,918 shares were valued at the opening price of the stock on the date of the acquisition of $5.67; and (d) $51,425 due to a shipyard in 2011 for the newbuilding that was delivered in June 2011.
     On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011, between Navios Acquisition and Navios Holdings (see note 15). Following this exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition.
     As of June 30, 2011, Navios Acquisition had outstanding: 40,734,572 shares of common stock, 4,540 shares of preferred stock and 6,037,994 public warrants.
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Acquisition’s consolidated financial position, statements of income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The year end condensed balance sheet data was derived from audited financial statements, but does not include all disclosure required by accounting principles generally accepted in the United States of America (“GAAP”). The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under GAAP for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2010 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)
     (b) Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.
     The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.
(c) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.
     As of June 30, 2011, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and		Country of
Subsidiaries:	Nature	Incorporation	2011	2010
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Andros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Anthikithira Shipping Corporation	Vessel Owning Company	Marshall Is.	6/7—6/30	—
Antiparos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Amindra Navigation Co.	Co-Issuer	Marshall Is.	4/28— 6/30	—
Crete Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Folegandros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 6/30	—
Ikaria Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 — 6/30	5/28-6/30
Kithira Shipping Corporation	Vessel Owning Company	Marshall Is.	6/7—6/30	—
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 — 6/30	—
Rhodes Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Serifos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Shinyo Dream Limited	Vessel Owning Company	Hong Kong	1/1 — 6/30	—
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong	1/1 — 6/30	—
Shinyo Kieran Limited	Vessel Owning Company	British Virgin Is.	1/1 — 6/30	—
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong	1/1 — 6/30	—
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong	1/1 — 6/30	—
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong	1/1 — 6/30	—
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.	1/1 — 6/30	—
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 — 6/30	5/28-6/30
Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 — 6/30	5/28-6/30

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.
(d) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits and contingencies. Management bases its estimates and judgments on

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)
historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
(e) Recent Accounting Pronouncements:
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which is effective for Navios Acquisition beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have a significant impact on Navios Acquisition’s consolidated financial statements.
Supplementary Pro Forma Information for Business Combinations
     In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Navios Acquisition adopted these new requirements in fiscal 2011 and the adoption did not have a significant impact on Navios Acquisition’s consolidate financial statements.
Presentation of Comprehensive Income
     In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.
NOTE 3: INITIAL VESSEL ACQUISITION
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of: (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $128,659 was to be paid from existing cash and the $329,000 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings; and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, Navios Acquisition consummated the acquisition of vessels, which constituted its initial business combination. In connection with the stockholder vote to approve the acquisition of vessels, holders of 10,021,399 shares of our common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312 which amount was disbursed from our investments in trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8,855 from the trust account to the underwriters of its IPO for deferred fees. After disbursement of approximately $76,485 to Navios

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)
Holdings to reimburse it for the first equity installment payment on the vessels of $38,763 and other associated payments, the balance of the trust account of $66,118 was released to the Company for general operating expenses.
     Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for vessel installments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76,485.
     The initial acquisition was treated as an asset acquisition and the following table summarizes the consideration paid and fair values of assets and liabilities assumed on May 28, 2010.

Initial Acquisition of 13 vessels
Restricted Cash	$35,596
Deposits for vessel acquisitions	174,411
Purchase options	3,158
Debt assumed	(132,987)
Long-term liabilities	(3,158)
Accrued expenses	(112)

Total	$76,908

Cash paid, net of cash received of $57	$76,428
Payable to Navios Holdings	480

Total	$76,908

NOTE 4: VLCC ACQUISITION
     On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition for $134,270 of cash and the issuance of 1,894,918 shares of common stock having a fair value of $10,745 (of which 1,378,122 shares are deposited into one-year escrow to provide for indemnity and other claims). As of June 30, 2011, there were no contingencies known to the Company which would entitle us to escrow shares. The 1,894,918 shares were valued using the opening price of the stock on the date of the acquisition of $5.67.
     Transaction costs amounted to $8,019 and have been fully expensed. Transaction costs include $5,619, which is the fair value of the 3,000 preferred shares, issued to a third party on September 17, 2010, as a compensation for consulting services.
     If the acquisition had been consummated as of January 1, 2010, Navios Acquisition’s pro-forma revenues and net income for the three month period ended June 30, 2010 would have been $17,452 and $613, respectively, and for the six month period ended June 30, 2010 would have been $35,200 and $4,740, respectively.
     The VLCC Acquisition was treated as a business combination and the following table summarizes the consideration paid and the fair value of assets and liabilities assumed on September 10, 2010:
VLCC Acquisition

Purchase price:
Cash consideration	$134,270
Equity issuance	10,745

Total purchase price	145,015

Fair value of assets and liabilities acquired:
Vessels	419,500
Deposits for vessel acquisition	62,575
Favorable lease terms	57,070
Current assets including cash of $32,232	35,716
Current liabilities	(15,155)
Long-term debt assumed (including current portion)	(410,451)
Unfavorable lease terms	(5,819)

Fair value of net assets acquired	143,436

Goodwill	$1,579

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)
The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

	Weighted
	average
	amortization	Amortization per
	(years)	year
Favorable lease terms	12.5	$(4,566)
Unfavorable lease terms	8.5	683
The following is a summary of the acquired identifiable intangible assets as of June 30, 2011:

	Gross	Accumulated	Net Book
	Amount	Amortization	Value
Description
Favorable lease terms	$57,070	$(3,354)	$53,716
Unfavorable lease terms	(5,819)	549	(5,270)

Balance June 30, 2011	$51,251	$(2,805)	$48,446

NOTE 5: CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consisted of the following:

	June	December
	30, 2011	31, 2010
Cash on hand and at banks	$8,919	$16,117
Short-term deposits	31,632	45,243

Total cash and cash equivalents	$40,551	$61,360

     Short term deposits relate to time deposit accounts held in bank for general financing purposes. As of June 30, 2011, restricted cash was $33,635 and is invested to be used mainly for the future installments for vessel deposits, loan repayments and interest.
NOTE 6: VESSELS, NET

		Accumulated	Net Book
	Cost	Depreciation	Value
Vessels
Balance at December 31, 2009	$—	$—	$—
Vessels delivered from initial acquisition	119,251	(2,024)	117,227
VLCC Acquisition (note 4)	419,500	(7,068)	412,432

Balance at December 31, 2010	$538,751	$(9,092)	$529,659
Additions	150,644	(14,564)	136,080

Balance at June 30, 2011	$689,395	$(23,656)	$665,739

     On June 29, 2010, Navios Acquisition took delivery of the Colin Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43,733, cash paid was $39,310 and $4,423 was transferred from vessel deposits.
     On July 2, 2010, Navios Acquisition took delivery of the Ariadne Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43,729, cash paid was $39,306 and $4,423 was transferred from vessel deposits.
     On September 10, 2010, Navios Acquisition took delivery of seven VLCC vessels, six of which were operating and one was scheduled for delivery in June 2011, which was delivered. Total fair value attributed to the six currently operating vessels was $419,500 (see note 4).
     On October 27, 2010, Navios Acquisition took delivery of the Nave Cosmos, a 25,130 dwt South Korean-built chemical tanker, as part of the initial acquisition of the 13 vessels, for a total cost of $31,789. Cash paid was $11,294 and $20,495 was transferred from vessel deposits.
     On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 25,145 dwt South Korean —built chemical tanker, for a total cost of $31,774. Cash paid was $4,533 and $27,241 was transferred from vessel deposits.
     On June 8, 2011, Navios Acquisition took delivery of a 297,066 dwt VLCC, the Shinyo Kieran, from a Chinese shipyard, for a total cost of $118,870. Cash paid was $28,725 and $90,145 was transferred from vessel deposits
     Deposits for vessel acquisition represent deposits for vessels to be delivered in the future. As of June 30, 2011, Navios

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)
Acquisition vessel deposits amounted to $208,854 out of which $137,486 was financed through loans, $1,649 was financed through the issuance of preferred shares (see note 15) and the balance from existing cash. For the six month period ended June 30, 2011, $117,386 was transferred to vessels.
NOTE 7: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of June 30, 2011 and December 31, 2010 consisted of the following:

			Net Book
	Acquisition	Accumulated	Value June 30,
	Cost	Amortization	2011
Purchase options	$3,158	$—	$3,158
Favorable lease terms	57,070	(3,354)	53,716

Total Intangible assets	60,228	(3,354)	56,874

Unfavorable lease terms	(5,819)	549	(5,270)

Total	$54,409	$(2,804)	$51,604

			Net Book
			Value
	Acquisition	Accumulated	December
	Cost	Amortization	31, 2010
Purchase options	$3,158	$—	$3,158
Favorable lease terms	57,070	(1,236)	55,834

Total Intangible assets	60,228	(1,236)	58,992

Unfavorable lease terms	(5,819)	208	(5,611)

Total	$54,409	$(1,028)	$53,381

     Amortization (expense)/income of favorable and unfavorable lease terms for the periods ended June 30, 2011 and 2010, is presented in the following table:

	June	June
	30, 2011	30, 2010
Unfavorable lease terms	$341	$—
Favorable lease terms charter-out	(2,118)	—

Total	$(1,777)	$—

The aggregate amortizations of acquired intangibles will be as follows:

	Within
	One	Year	Year	Year	Year
Description	Year	Two	Three	Four	Five	Thereafter
Favorable lease terms	$5,418	$5,418	$5,365	$4,958	$4,958	$27,599
Unfavorable lease terms	(683)	(683)	(683)	(683)	(683)	(1,855)

	$4,735	$4,735	$4,682	$4,275	$4,275	$25,744

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)
NOTE 8: GOODWILL
     Goodwill as of June 30, 2011 and December 31, 2010 consisted of the following:

Balance December 31, 2009	$—
VLCC Acquisition (Note 4)	1,579

Balance December 31, 2010	1,579
Additions	—

Balance June 30, 2011	$1,579

NOTE 9: DIVIDEND PAYABLE
     On November 8, 2010, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2010 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on January 12, 2011 to stockholders of record as of December 8, 2010.
     On February 7, 2011, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2010 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on April 5, 2011, to stockholders of record as of March 16, 2011.
     On May 2, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the first quarter of 2011 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on July 6, 2011 to the stockholders of record as of June 15, 2011 and to the holders of 1,000 shares of Series C preferred stock.
     As of June 30, 2011, Navios Acquisition paid a dividend of $53 to the holders of the 540 shares of Series B preferred stock.
NOTE 10: ACCRUED EXPENSES
     Accrued expenses as of June 30, 2011 and December 31, 2010 consisted of the following:

	June 30,	December 31,
	2011	2010
Accrued voyage expenses	$3,278	$434
Accrued loan interest	8,808	7,849
Accrued legal and professional fees	760	936

Total accrued expenses	$12,846	$9,219

NOTE 11: BORROWINGS

June 30,
2011
Deutsche Schifsbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$109,960
BNP Paribas S.A. and DVB Bank SE	36,175
DVB Bank SE and ABN AMRO Bank N.V.	48,414
Eurobank Ergasias S.A. $52.2 million	27,600
Eurobank Ergasias S.A. $52.0 million	13,000
Ship Mortage Notes	505,000

Total borrowings	740,149
Less: current portion	(6,586)
Add: bond premium	2,275

Total long-term borrowings	$735,838

Long-Term Debt Obligations and Credit Arrangements
Senior Notes
     Ship Mortgage Notes: In October 2010, Navios Acquisition issued the $400,000 of 8 5/8% First Priority Ship Mortgage Notes (the “Existing Notes”) due on November 1, 2017. The Existing Notes are senior obligations of Navios Acquisition and are secured by first priority ship mortgages on six VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)
subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Navios Acquisition may redeem the Notes in whole or in part, as its option, at any time (1) before November 1, 2013 at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps (2) on or after November 1, 2013, at a fixed price of 104.313%, which price declines ratably until it reaches par. In addition, any time before November 1, 2013, Navios Acquisition may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of an equity offering at 108.625% of the principal amount of the Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the Notes may require Navios Acquisition to repurchase some or all of the Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Pursuant to a registration rights agreement, Navios Acquisition filed a registration statement enabling the holders of the Notes to exchange the privately placed notes with publicly registered Notes with identical terms, which registration statement went effective on January 31, 2011. On February 2, 2011, we commenced the exchange offer which terminated on March 2, 2011. As a result of such exchange offer, 100% of the outstanding Notes were exchanged. The Existing Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
     Following the issuance of the Existing Notes and net proceeds raised of $388,883, the securities on six VLCC vessels previously secured by the loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343,841, and $27,609 was used to partially repay the $40,000 Navios Holdings’ credit facility.
          On May 26, 2011, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary, completed the sale of $105,000 of 8 5/8% first priority ship mortgage notes due 2017 (the “Additional Notes”) at 102.25% plus accrued interest from May 1, 2011. The Additional Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.
          The Additional Notes are identical to the $400,000 of Existing Notes. The Existing Notes and the Additional Notes are fully and unconditionally guaranteed on a joint and several bases by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (U.S.) Inc. (a co-issuer of the ship mortgage notes). An exchange registration statement for the Additional Notes was filed on July 28, 2011.
          The Additional Notes and the Existing Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Notes rank evenly with the Existing Notes. Since the Existing Notes have been registered under the Securities Act, the Additional Notes and the Existing Notes will have different CUSIP numbers. Following the consummation of the exchange offer for the Additional Notes, it is expected that the Additional Notes and the Existing Notes will have the same CUSIP number. The net proceeds of the offering of $105,413 million were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80,000 revolving credit facility with Marfin Egnatia Bank.
Credit Facilities
     Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2011, the outstanding amount under this facility was $109,960.
     BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose to partially finance the acquisition costs of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2011, $36,175 was drawn under this facility.
     DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)
     of $15,241 to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2011, the outstanding amount under this facility was $48,414.
     Marfin Egnatia Bank: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80,000 revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 bps. The facility was fully repaid on June 8, 2011 through the net proceeds form the issuance of the Additional Notes.
     EFG Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52,200 (divided into two tranches of $26,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345, each with a final balloon payment of $15,060, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) 275 bps, thereafter. The loan also requires compliance with certain financial covenants. The outstanding amount under this facility as of June 30, 2011 was $27,600.
     EFG Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345 each with a final balloon payment of $14,960, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2011, $13,000 was drawn ($6,500 from each of the two tranches).
     As of June 30, 2011, the Company was in compliance with its covenants.
Guarantees
     The Company’s 8 5/8% Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (U.S.) Inc. (a co-issuer of the ship mortgage notes). The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance (U.S.) Inc. are 100% owned. The Company does not have any independent assets or operations.
     The maturity table below reflects the principal payments of all Notes and credit facilities outstanding as of June 30, 2011 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior Notes. The maturity table below includes in the amount shown for 2016 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of vessels scheduled to be delivered on various dates throughout 2012.

June 30,
Long-Term Debt Obligations:	2011
Year
June 30, 2012	$6,586
June 30, 2013	6,586
June 30, 2014	6,586
June 30, 2015	6,586
June 30, 2016	37,069
June 30, 2017 and thereafter	676,736

Total	$740,149

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)
     Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.
     Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.
     Other long term borrowings: The carrying amount of the floating rate loans approximates its fair value.
     Ship Mortgage Notes: The fair value of the Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.
     Loans due to related party: The carrying amount of the floating rate loans approximates its fair value.

	June 30, 2011
	Book Value	Fair Value
Cash and cash equivalents	$40,551	$40,551
Restricted cash	$33,635	$33,635
Accounts receivable	$5,204	$5,204
Accounts payable	$591	$591
Other Long-term debt, including ship mortgage notes	$742,424	$745,706
Loans due to related party	$6,391	$6,391
NOTE 13: TRANSACTIONS WITH RELATED PARTIES
     On January 12, 2010, Navios Acquisition announced the appointment of Leonidas Korres as its Senior Vice President — Business Development. Pursuant to an agreement between Navios Acquisition and Navios Holdings, the compensation of Mr. Korres up to the amount of €65 ($75) was paid by Navios Holdings. Compensation was reimbursed on November 10, 2010.
     Pursuant to an Exchange Agreement entered into March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition (see note 15).
     The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the Notes in October 2010, the Company prepaid $27,609 of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of June 30, 2011, the outstanding amount under this facility was $6,391 and interest accrued under this facility was $16, and was included under amounts due to related parties.
     Management fees: Pursuant to a Management Agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings provides, for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6 per owned MR2 product tanker and chemical tanker vessel and $7 per owned LR1 product tanker vessel and $10 per VLCC tanker vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Total management fees for each of the six month periods ended June 30, 2011 and 2010 amounted to $15,640 and $14, respectively and for the three months periods ended June 30, 2011 and 2010 amounted to $8,056 and $14, respectively.
     General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the six month period ended June 30, 2011, administrative services rendered by the Manager amounted to $654 and for the three month period ended June 30, 2011 administrative services rendered by the Manager amounted to $338.
     Balance due to related parties: Amounts due to related parties as of June 30, 2011 was $16,127, which represented the account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of: (a) management fees amounting to $7,301; (b) general and administrative expenses amounting to $338; (b) $8,810 costs related to vessel pre-building expenses; and (c) $16 for accrued interest expense due on the loan from related party. Amounts due to related parties as of December 31, 2010 was $6,080, which represented the current

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)
account payable to Navios Holdings and its subsidiaries.
     Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the closing of Navios Acquisition’s vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
NOTE 14: COMMITMENTS AND CONTINGENCIES
     As of June 30, 2011, Navios Acquisition committed for future remaining contractual deposits for the vessels to be delivered on various dates through March 2013.
     The future minimum commitments by period as of June 30, 2011, of Navios Acquisition under its ship building contracts, were as follows:

Amount
June 30, 2012	$220,808
June 30, 2013	58,629

$279,437

NOTE 15: PREFERRED AND COMMON STOCK
Preferred Stock
     As of June 30, 2011, the Company was authorized to issue 10,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.
     On September 17, 2010, Navios Acquisition issued 3,000 shares of the Company’s authorized Series A Convertible Preferred Stock (fair value of $5,619) to an independent third party as a consideration for certain consulting and advisory fees related to the VLCC Acquisition. The Company valued these shares on and accounted for these shares as issued and outstanding from September 17, 2010 since all services had been provided. The $5,619 has been recorded in the accompanying financial statements as transaction costs. Under the terms of the consulting agreement, the preferred stock will be distributed in tranches of 300 shares every six months commencing on June 30, 2011 and ending on March 15, 2015. Accordingly, the shares of Series A Preferred Stock and the shares of common stock underlying them, will only be eligible for transfer upon distribution to the holder. The preferred stock has no voting rights, is only convertible into shares of common stock and does not participate in dividends until such time as the shares are converted into common stock. The holder of the preferred stock also has the right to convert their shares to common stock subject to certain terms and conditions at any time after distribution at a conversion price of $35.00 per share of common stock. Any shares of preferred stock remaining outstanding on March 31, 2015 shall automatically convert into shares of common stock at a conversion price of $25.00 per share of common stock. The fair market value on September 17, 2010, was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
     On October 29, 2010, Navios Acquisition issued 540 shares of the Company’s authorized Series B Convertible Preferred Stock (fair value $1,649) to the seller of the two newbuild LR1 product tankers the Company recently acquired and were included in the vessel cost. The preferred stock contains a 2% per annum dividend payable quarterly starting on January 1, 2011 and upon declaration by the Company’s Board commences payment on March 31, 2011. The Series B Convertible Preferred Stock, plus any accrued but unpaid dividends, will mandatorily convert into shares of common stock as follows: 30% of the outstanding amount will convert on June 30, 2015 and the remaining outstanding amounts will convert on June 30, 2020 at a price per share of common stock not less than $25.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $35.00 per share of common stock. The preferred stock does not have any voting rights. The fair value on October 29, 2010, was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Fees incurred in connection with the issuance of the above shares of preferred stock amounted to $1,805.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)
On March 30, 2011, pursuant to an Exchange Agreement Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 7,676, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. The shares Series C Preferred Stock were recorded at fair value of the common stock exchanged which totalled $30,474, using the common stock price on March 30, 2011 of $3.97. The impact of the exchange (other than the par value of the common and preferred stock) was recorded net in Additional-Paid-In-Capital.
     As of June 30, 2011 and December 31, 2010, 4,540 and 3,540 shares of preferred stock were issued and outstanding, respectively.
Common Stock
     As of June 30, 2011, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock.
     On November 19, 2010, the Company completed the public offering of 6,500,000 shares of common stock at $5.50 per share and raised gross proceeds of $35,750. The net proceeds of this offering, including the underwriting discount of $1,787 and excluding offering costs of $561 were $33,963.
     Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition.
Warrant Exercise Program
     On September 2, 2010, Navios Acquisition completed its Warrant Exercise Program (the “Warrant Exercise Program”). Under the Warrant Exercise Program, holders of public warrants had the opportunity to exercise the public warrants on enhanced Terms through August 27, 2010.
     The Warrant Exercise Program was coupled with a consent solicitation accelerating the ability of Navios Holdings and its officers and directors to exercise certain private warrants on the same terms available to the public warrants during the Warrant Exercise Program.
     On September 2, 2010, Navios Acquisition completed its Warrant Exercise Program. As of June 30, 2011, the Company had outstanding 6,037,994 publicly traded warrants which are classified as equity, since they cannot be cash settled.
     As a result of the above:
•	19,246,056 public warrants (76.13% of the public then outstanding) were exercised on a cashless basis at an exchange rate of 4.25 public warrants for one share of common stock;

•	$78,342 of gross cash proceeds were raised from the exercise of 15,950 of the public warrants by payment of $5.65 cash exercise price, and 13,850,000 private warrants owned by Navios Holdings and Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer; Total expenses associated with the Warrant Exercise Program were $3,364.

•	a portion of the private warrants exercised were held by officers and directors of Navios Acquisition, 15,000 and 75,000 were exercised on a cash basis and cashless basis, respectively; and

•	18,412,053 new shares of common stock were issued.
NOTE 16: SEGMENT INFORMATION
     Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.
     The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.
Revenue by Geographic Region
     Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	($ ’000)	($ ’000)	($ ’000)	($ ’000)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Europe	$2,922	$26	$5,982	$26
Asia	23,095	—	45,165	—

Total	$26,017	$26	$51,147	$26

NOTE 17: LOSS PER COMMON SHARE
     Loss per share is calculated by dividing net loss available to common stockholders by the average number of shares of common stock of Navios Acquisition outstanding during the period excluding the 1,378,122 contingently returnable shares of common stock issued on September 10, 2010 for the VLCC Acquisition which were deposited into a one year escrow to provide for indemnity and other claims. Net loss for the six month period ended June 30, 2011 was adjusted for the purposes of earnings per share calculation, for the dividends on Series B Preferred Shares and for the undistributed loss that is attributable to Series C preferred stock.
     Potential preferred shares and shares kept in escrow have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30	June 30,	June 30,
	2011	2010	2011	2010
Numerator:

Net loss attributable to common stockholders	$(3,199)	$(2,309)	$(3,605)	$(2,606)
Dividend declared on preferred shares Series B	(27)	—	(54)	—
Undistributed loss attributable to Series C participating preferred shares	526	—	527	—
Loss attributable to common shares	(2,700)	(2,309)	(3,132)	(2,606)
Denominator:
Denominator for basic net loss per share — weighted average shares	39,356,450	27,880,741	43,130,837	29,742,527

Denominator for diluted net loss per share — adjusted weighted average shares	39,356,450	27,880,741	43,130,837	29,742,527

Basic net loss per share	$(0.07)	$(0.08)	$(0.07)	$(0.09)

Diluted net loss per share	$(0.07)	$(0.08)	$(0.07)	$(0.09)
NOTE 18: INCOME TAXES
     Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.
     Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future. Due to the exemption under Section 883 of the Code, Delaware would not impose a tax on the Company or its subsidiaries’ international shipping income.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except share data)
NOTE 19: SUBSEQUENT EVENTS
     On July 1, 2011, we exercised our options to acquire the two 75,000 dwt LR1 newbuild vessels, currently under construction in a South Korean shipyard with scheduled deliveries in each of the fourth quarter of 2012 and the first quarter of 2013. The contract price of each of the newbuild vessels is $40,500.
     On July 8, 2011, we entered into a loan agreement with ABN AMRO of up to $55,100 (divided into two equal tranches) to partially finance the acquisition costs of two MR2 product tanker vessels. The total amount drawn as of August 18, 2011 was $54,750. Each tranche of the facility is repayable in 12 quarterly instalments of $745 each and 12 quarterly instalments of $571 each with a final balloon payment of $11,576 to be repaid on the last repayment date. The repayment of each tranche starts on October 2011. It bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants.
     On July 12, 2011, Navios Acquisition took delivery of the Bull, a 2009 — built MR2 product tanker vessel of 50,542 dwt. On July 18, 2011 Navios Acquisition took delivery of the Buddy, a 2009-built MR2 product tanker vessel of 50,470 dwt. Both vessels are employed under long-term charter-out contracts with a remaining term of approximately three years at $22.5 net per day for the first year and $21.5 net per day for the remaining charter out period. The acquisition of each vessel was financed through $15,025 cash and $27,375 of debt.
     On August 12, 2011, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2011 of $0.05 per share of common stock payable on October 5, 2011 to stockholders of record as of September 22, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: August 18, 2011